Exhibit 11.1

PolyPid Ltd.

Insider Trading Policy

Effective February 10, 2025

I.	Introduction

This policy determines acceptable transactions in the securities of PolyPid Ltd. (the “Company”) by our employees, directors, consultants and other related persons. During the course of your employment, directorship or consultancy with the Company, you may receive important information that is not yet publicly available (“inside information”), about the Company or about other publicly-traded companies with which the Company has business dealings. Because of your access to this inside information, you may be in a position to profit financially by buying or selling, or in some other way dealing, in the Company’s stock, or stock of another publicly-traded company, or to disclose such information to a third party who does so profit (a “tippee”).

II.	Insider Trading Policy

A.	Securities Transactions

Use of inside information by someone for personal gain, or to pass on, or “tip,” the inside information to someone who uses it for personal gain, is illegal, regardless of the quantity of shares, and is therefore prohibited. You can be held liable both for your own transactions and for transactions effected by a tippee, or even a tippee of a tippee. Furthermore, it is important that the appearance of insider trading in securities be avoided. The only exception is that transactions directly with the Company, e.g., option exercises for cash or purchases under an employee stock purchase plan, are permitted. However, the subsequent sale (including the sale of shares in a cashless exercise program) or other disposition of such stock is fully subject to these restrictions.

B.	Inside Information

As a practical matter, it is sometimes difficult to determine whether you possess inside information. The key to determining whether nonpublic information you possess about a public company is inside information is whether dissemination of the information would likely affect the market price of the company’s stock or would likely be considered important, or “material,” by investors who are considering trading in that company’s stock. Certainly, if the information makes you want to engage in transactions, it would probably have the same effect on others. Remember, both positive and negative information can be material. If you possess inside information, you may not engage in transactions in a company’s stock, advise anyone else to do so or communicate the information to anyone else until you know that the information has been publicly disseminated. This means that in some circumstances, you may have to forego a proposed transaction in a company’s securities, including any offer to purchase or offer to sell or gift or any other disposition of the company’s securities, even if you planned to execute the transaction prior to learning of the inside information and even though you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting. “Trading” includes engaging in short sales, transactions in put or call options, hedging transactions and other inherently speculative transactions.

Although by no means an all-inclusive list, information about the following items may be considered to be inside information until it is publicly disseminated:

●	financial results or forecasts;

●	confirming or updating previous disclosures or analysts’ reports;

●	major product or technological developments;

●	results of pre-clinical studies and clinical trials of the Company’s product candidates;

●	major contract awards or cancellations;

●	M&A activity, including acquisitions or dispositions of assets or divisions;

●	pending public or private sales of debt or equity securities;

●	declaration of stock splits, dividends or changes in dividend policy;

●	top management or control changes;

●	possible tender offers or proxy fights;

●	significant write-offs;

●	significant litigation or settlements;

●	impending bankruptcy;

●	gain or loss of a significant license agreement or other contracts with customers or suppliers;

●	pricing changes or discount policies;

●	cybersecurity risks and incidents;

●	corporate partner relationships or joint venture developments; and

●	governmental actions or regulations.

For information to be considered publicly disseminated, it must be widely disclosed through a press release or SEC filing, and a sufficient amount of time must have passed to allow the information to be fully disclosed. Generally speaking, information will be considered publicly disseminated after two full trading days have elapsed since the date of public disclosure of the information. For example, if an announcement of inside information of which you were aware was made prior to trading on Wednesday, then you may execute a transaction in the Company’s securities on Friday.

III.	Stock Trading by Directors, Officers and Other Employees

We require directors, officers and other employees to do more than refrain from insider trading. We require that they limit their transactions in the Company’s stock to defined time periods following public dissemination of quarterly, interim and annual financial results and notify, and receive approval from, the Chief Compliance Officer prior to engaging in transactions in the Company’s stock and observe other restrictions designed to minimize the risk of apparent or actual insider trading.

A.	Covered Insiders

The provisions outlined in this stock trading policy apply to all directors, officers and employees of the Company. Generally, any entities or family members of those individuals whose trading activities are controlled or influenced by any of such persons should be considered to be subject to the same restrictions.

In addition, the Company itself must comply with securities laws applicable to its own securities trading activities, and must not engage in any transaction involving a purchase or sale of its securities, including any offer to purchase or offer to sell or other disposition of its securities, when it is in possession of material nonpublic information concerning the Company, other than in compliance with applicable law, subject to the policies and procedures adopted by the Company and the exceptions listed in Section III.C of this policy to the extent applicable.

B.	Window Period

Generally, except as set forth in this paragraph B and in paragraphs C, D and G of this policy, directors, officers and other employees may buy or sell securities of the Company only during a “window period” that opens after two full trading days have elapsed after the public dissemination of the Company’s annual, interim or quarterly financial results and closes on the last trading day two weeks before the end of the quarter. This window period may be closed early or may not open if, in the judgment of the Company’s Chief Compliance Officer, there exists undisclosed information that would make transactions by the Company’s directors, officers or employees inappropriate. It is important to note that the fact that the window period has closed early or has not opened should be considered inside information. A director, officer or other employee who believes that special circumstances require him or her to execute transaction outside the window period should consult with the Company’s Chief Compliance Officer. Permission to execute transactions outside the window period will be granted only where the circumstances are extenuating and there appears to be no significant risk that the transaction may subsequently be questioned.

C.	Exceptions to Window Period

1. Option/Warrant Exercises. Directors, officers and other employees may exercise options/warrants for cash granted under the Company’s equity incentive plans without restriction to any particular period in light of information then available to the public. However, the subsequent sale of the stock (including sales of stock in a cashless exercise) acquired upon the exercise of options/warrants is subject to all provisions of this policy.

2. 10b5-1 Automatic Trading Programs. The restrictions set forth in this policy shall not apply to sales made pursuant to a Qualified Plan. For purposes of this exception, a “Qualified Plan” is a written plan for selling the Company’s securities which meets each of the following requirements: (a) the plan is adopted by the insider during a trading window and when the insider is not in possession of material non-public information; (b) the plan is adhered to strictly by the insider; (c) the plan either (i) specifies the amount of securities to be sold and the date on which the securities are to be sold, (ii) includes a written formula or algorithm, or computer program, for determining the amount of securities to be sold and the price at which and the date on which the securities are to be purchased or sold, or (iii) does not permit the insider to exercise any subsequent influence over how, when, or whether to effect sales; provided, in addition, that any other person who, pursuant to the plan, does exercise such influence must not have been aware of the material non-public information when doing so; (d) the plan includes a representation from the insider adopting the plan that such insider (i) is not aware of any material nonpublic information about the Company or its securities and (ii) is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (e) the plan provides that trading under the plan cannot begin until the later of (i) 90 days after the adoption of the plan or (ii) two business days following the disclosure of the Company’s financial results in a Form 6-K or Form 20-F (such period being referred to as the “cooling-off period”, but, in either case, not to exceed 120 days following the adoption of the plan, and provided that if the insider is not a director or officer of the Company, such cooling-off period shall be at least 30 days rather than the longer periods set forth above); and (e) at the time it is adopted the plan conforms to all other requirements of Rule 10b5-1 under the Exchange Act as then in effect. Rule 10b5-1 provides an affirmative defense from insider trading liability under the U.S. federal securities laws for trading plans that meet the above requirements.

In accordance with Rule 10b5-1 under the Exchange Act, any change to the amount, price, or timing of the purchase or sale of securities underlying a Qualified Plan constitutes termination of the Qualified Plan and the adoption of a new Qualified Plan, which triggers the cooling-off period described above. No insider may have more than one Qualified Plan for purchases or sales of securities on the open market during the same period. In addition, no insider may have more than one single-trade Qualified Plan during any 12-month period. A single-trade plan is one that has the practical effect of requiring the purchase or sale of securities as a single transaction. With respect to overlapping Qualified Plans, an insider may have two separate plans provided (i) the later-commencing plan does not begin until all trades have been completed under the first plan or the first plan expires without execution, and trading during the cooling-off period that would have applied if the later-commencing plan was adopted on the date the earlier-commencing plan terminates and (ii) the separate plans satisfy all other conditions applicable to Qualified Plans. With respect to overlapping Qualified Plans, an insider may have separate plans for “sell-to-cover” transactions in which an insider instructs an agent to sell securities in order to satisfy tax withholding obligations at the time an equity award vests. Any such additional plan must only authorize qualified “sell-to-cover” transactions. With respect to single-trade Qualified Plans, an insider may have a single-trade plan for “sell-to-cover” transactions.

D.	Pre-Clearance and Advance Notice of Transactions

In addition to the requirements of paragraph B above, directors, officers and other employees that the Clearing Officer (as defined below) deems to have routine access to material non-public information may not engage in any transaction in the Company’s securities, including any offer to purchase or offer to sell or gift or any other disposition of the Company’s securities, loan or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from the Company’s Chief Financial Officer (the “Clearing Officer”), at least two business days in advance of the proposed transaction. The Clearing Officer will then determine whether the transaction may proceed. Pre-cleared transactions not completed within five business days shall require new pre-clearance under the provisions of this paragraph. The Company may, at its discretion, shorten such period of time.

Advance notice of gifts or an intent to exercise an outstanding stock option shall be given to the Clearing Officer. To the extent possible, advance notice of upcoming transactions to be effected pursuant to an established Trading Plan under Section III.C.2 above shall also be given to the Clearing Officer.

E.	Prohibition of Speculative or Short-term Trading

No director, officer or other employee may engage in short sales, transactions in put or call options, hedging transactions, margin accounts or other inherently speculative transactions with respect to the Company’s stock at any time.

F.	Control Stock

Directors and officers should take care not to violate the restrictions on sales by control persons (Rule 144 under the U.S. Securities Act of 1933, as amended), and should file any notices of sale required by Rule 144.

IV.	Duration of Policy’s Applicability

This policy continues to apply to your transactions in the Company’s shares or the securities of other publicly traded companies engaged in business transactions with the Company even after your employment, directorship or consultancy with the Company has terminated. If you are in possession of inside information when your relationship with the Company concludes, you may not execute transactions in the Company’s shares or the securities of any such other company until the information has been publicly disseminated or is no longer material.

V.	Penalties

Anyone who effects transactions in the Company’s stock or the stock of other public companies engaged in business transactions with the Company (or provides information to enable others to do so) on the basis of inside information is subject to both civil liability and criminal penalties, as well as disciplinary action by the Company. An employee, director or consultant who has questions about this policy should contact his or her own attorney or our Compliance Officer, Dikla Czaczkes Akselbrad at dikla.c@polypid.com.

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Adopted/last amended:

I, the undersigned, _________________, hereby confirm that I read the foregoing and I agree to act according to the terms of the Policy.

Sign: _____________________

Date: ______________________